

September 10, 2012

<u>Via U.S. Mail</u>
Mr. Joseph Isaacs
President, Chief Executive Officer, Secretary/Treasurer, and Director
Cumberland Hills Ltd.
260 Newport Center Drive
Newport Beach, CA 92660

> **Re: Cumberland Hills Ltd.**
> **Pre-effective Amendment 2 to Registration Statement on Form S-1**
> **Filed August 29, 2012**
> **File No. 333-181784**

Dear Mr. Isaacs:

We reviewed the filing and have the comment below.

<u>General</u>

1. We considered your response to comment 1 in our August 1, 2012 letter. Based on your response and disclosures in the registration statement, we continue to believe that you are a shell company as defined in Rule 405 of Regulation C under the Securities Act.   We understand that the selling shareholders will not rely on Rule 144 to sell their company shares as stated in your response. However, the analysis under Rule 144 is relevant in that it illustrates the Commission's view that holders of shell company shares would not qualify for the safe harbor from the Section 2(a)(11) definition of an "underwriter." Rule 144 was established to specify criteria for determining whether a person is not engaged in a distribution.

   We also understand that you believe the company currently does not meet the criteria for shell companies that they have "no or nominal operations." Notwithstanding your position, we note that Rule 144 is unavailable to shareholders of an issuer that has <u>at any</u> <u>time</u> been a shell company unless the company meets the requirements of Rule 144(i)(2). Please see Rule 144(i)(1)(ii). It appears that Cumberland Hills was dormant with no operations and no assets other than nominal cash for a period of time, notwithstanding more recent activity described in your response. In addition, please note that whether a company has a specific business plan or purpose only goes to whether the company is a blank check company. It is not a factor in determining whether a company is or was at any time a shell company.

In order for a former shell company to meet the requirements of Rule 144(i)(2), the company must have ceased to meet the shell company definition, must be subject to Exchange Act reporting requirements, and must have filed "Form 10 information" with the Commission and have allowed a one year waiting period to have elapsed after the "Form 10 information" has been filed. Because Rule 144 would not currently be available to your selling shareholders to provide them a safe harbor from being deemed to be underwriters engaged in a distribution, you should revise disclosures throughout the registration statement to indicate that:

- You are currently a shell company.

- The selling shareholders are underwriters and will sell their securities at the fixed price of $0.05 per share for the duration of the offering. Note the language on page 19 that the selling shareholders "may be deemed" underwriters is unacceptable.

- Resales are not permitted under Rule 144(i) until 12 months after you are no longer considered a shell company.

<u>Closing</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-38657 or Anne M. McConnell, Staff Accountant, at (202) 551-3709 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

Via E-Mail
William Barnett, Esq.
Barnett & Linn
23945 Calabasas Road, Suite 115
Calabasas, CA 91302